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                                                                  Exhibit (D)(2)

                                    CADIGAN
                               INVESTMENT PARTNERS


August 5, 2002

Socrates Acquisition Corporation
712 Fifth Avenue, 45/th/ Floor
New York, NY 10019
Attn: Mr. Jeffrey Ott
      Mr. Pericles Navab

      Re: Transaction Involving Nobel Learning Communities, Inc.

Gentlemen:

      We welcome the opportunity to partner with Socrates Acquisition Corporation, a Delaware corporation ("Socrates"), to complete a transaction whereby Socrates will merge with and into (the "Merger") Nobel Learning Communities, Inc. (together with its subsidiaries, the "Company") pursuant to the terms and conditions of a Merger Agreement of even date herewith between Socrates and the Company (the "Merger Agreement"). Capitalized terms used but not defined herein shall have the meaning given them in the Merger Agreement.

      1. This letter will confirm the commitment of Cadigan Investment Partners, Inc. and its affiliates (collectively, "Cadigan") to purchase equity securities of Socrates representing 6% of its common equity for an aggregate purchase price of $3 million (the "Committed Amount"). Cadigan may allocate a portion of its investment to other investors including the management team of the Company and certain other current investors in the Company, if not otherwise prohibited by law or the Merger Agreement, but such allocation shall not reduce Cadigan's commitment if such other investors do not take up and pay for their allocation. Except as expressly provided in paragraph 3 hereof, the proceeds of our equity financing shall be used solely as part of the equity contribution required to consummate the Merger.

      2. Except as provided in paragraph 3, Cadigan's obligations under this letter are subject to the satisfaction of all conditions precedent to Socrates' obligations under the Merger Agreement (including the debt financing condition but excluding the equity financing condition). In the event that the Merger is not consummated for any reason, including a breach by Socrates of its obligations under the Merger Agreement, Cadigan shall have no obligation under this letter except as provided in paragraph 3 hereof. Except as provided in paragraph 3, this commitment will terminate upon the termination of Socrates' obligations under the Merger Agreement.

      3. If Socrates willfully and materially breaches its obligations under the Merger Agreement and, as a result thereof, the Closing shall not have occurred, Cadigan agrees to pay to the Company up to $750,000 of the damages, if any, that Socrates becomes obligated to pay to

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Socrates Acquisition Corporation
August __, 2002
Page 2


the Company as a result of such breach, but Cadigan shall not otherwise be obligated to fund any portion of the Committed Amount in accordance with the terms of this letter or have any other obligations to Socrates or the Company whatsoever as a result of such breach. The obligations under the preceding sentence shall terminate 30 days after termination of the Merger Agreement, unless prior to such time the Company has given written notice to Socrates of any claims for breach of the Merger Agreement.

     4. Nothing set forth in this letter shall be construed to confer upon or give to any person other than Socrates any rights or remedies under or by reason of this commitment; provided, however, that the Company shall be an express third party beneficiary of this agreement and therefore this commitment may not be amended or terminated and may not be waived without the express written consent of the Company.

     5. In consideration of us providing this commitment, Socrates has agreed to negotiate in good faith the terms of a subscription agreement, a stockholders agreement and such further agreements, certificates, legal opinions and other documents as may be necessary or desirable in connection with the equity financing contemplated hereby.

                                         Very truly yours,

                                         CADIGAN INVESTMENT PARTNERS, INC.



                                         By: /s/ Michael T. Tokarz
                                             -----------------------------------
                                             Michael T. Tokarz
                                             Chairman

                                             /s/ Pericles Navab
                                             -----------------------------------
                                             Pericles Navab
                                             President

Accepted:

SOCRATES ACQUISITION CORPORATION


By: /s/ David Luttway
    --------------------------------
    David Luttway
    Co-President